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                                                         SEC FILE NUMBER
                                                            000-32233
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                                                   -----------------------------
                                                           CUSIP NUMBER
                                                            705560100
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

            For Period Ended: October 1, 2006

            |_|Transition Report on Form 10-K
            |_|Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_|Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR

            For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Peet's Coffee & Tea, Inc.
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(Full Name of Registrant)

N/A
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(Former Name if Applicable)

1400 Park Avenue
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Address of Principal Executive Office (Street and Number)

Emeryville, California  954608-3520
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(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.


            Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


As Peet's Coffee & Tea, Inc. (the "Company") announced on November 7, 2006, an Option Review Committee consisting of two independent members of its Board of Directors is conducting a voluntary review of the Company's stock option practices from 1996 through the current fiscal year. Although the review is ongoing, based on preliminary information reported by the Option Review Committee, the Company's Audit Committee has concluded that the Company will most likely need to restate its historical financial statements to record additional non-cash stock-based compensation expense related to stock option grants as a result of errors in recording the measurement date for certain stock option grants. As a result of the ongoing review, the Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended October 1, 2006 by the required filing date and does not currently anticipate that it will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

(Attach extra Sheets if Needed)


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Thomas Cawley                     (510)                 594-2100
      --------------------------------------------------------------------------
          (Name)                     (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As described above, an Option Review Committee is conducting a voluntary review of the Company's stock option practices from 1996 through the current fiscal year. Although the review is ongoing, based on preliminary information reported by the Option Review Committee, the Company's Audit Committee has concluded that the Company will most likely need to restate its historical financial statements to record additional non-cash stock-based compensation expense related to stock option grants as a result of errors in recording the measurement date for certain stock option grants. Any additional non-cash stock-based compensation expense recorded will not affect the Company's cash position or reported revenue for the recently completed quarter or any previous periods. As the review related to stock option grants is currently ongoing, the Company cannot at this time reasonably estimate the amount of any such charges, the resulting tax and accounting impact, or which periods may require restatement.

      The Company announced its preliminary financial results for the third quarter ended October 1, 2006 on November 7, 2006. As stated in that announcement, for the third quarter of fiscal 2006, the Company's net revenue increased 18.7 percent to $50.9 million from $42.9 million for the third quarter of fiscal 2005. Preliminary earnings for the third quarter of fiscal 2006 were $1.4 million, or $.10 per diluted share, compared to $2.2 million, or $.15 per diluted share, for the third quarter of fiscal 2005. These preliminary results reflect accounting for stock options but are subject to any adjustments that may result from the above-described review of the Company's past stock option practices.

                            Peet's Coffee & Tea, Inc.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 14, 2006                                 By /s/ Thomas Cawley
                                                         -----------------------
                                                         Thomas Cawley
                                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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